UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

RALLY SOFTWARE DEVELOPMENT CORP.

(Name of Subject Company)

RALLY SOFTWARE DEVELOPMENT CORP.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

751198102

(CUSIP Number of Class of Securities)

Timothy A. Miller

President, Chief Executive Officer and Chairman

Rally Software Development Corp.

3333 Walnut Street

Boulder, Colorado 80301

(303) 565-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Michael L. Platt Jamie Leigh Cooley LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021 (720) 566-4000	David Huberman General Counsel and Secretary Rally Software Development Corp. 3333 Walnut Street Boulder, Colorado 80301 (303) 565-2800

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Rally Software Development Corp. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 8, 2015, as amended on June 10, 2015 and June 18, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Grand Prix Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of CA, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock (collectively, the “Shares”), at a purchase price of $19.50 per Share in cash (without interest and less any required withholding taxes),  upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 2015 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, which together with the Offer to Purchase, constitute the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Purchaser with the SEC on June 8, 2015. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9 and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.   Additional Information.

The Schedule 14D-9 is hereby amended and supplemented by replacing the last sentence of the fifth full paragraph on page 22 with the following:

“On May 27, 2015, Parent provided final offers of employment. The compensation committee of the Board also met that day, and approved, ratified and confirmed, among other things, the employment offers being made to Company management. Later on May 27, 2015, Company management accepted these final offers of employment.”

2

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

RALLY SOFTWARE DEVELOPMENT CORP.

By:	/s/ Timothy A. Miller
	Name:	Timothy A. Miller
	Title:	President Chief Executive Officer and Chairman

Dated: June 24, 2015

3